UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 8, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 8, 2024, Yandex N.V. (the “Company”) gave notice of a Meeting of Holders of Class A Ordinary Shares and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”), each to be held on March 7, 2024, for the purposes of approving a proposed divestment of the Company’s Russia-based businesses (the “Sale”) and related matters.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a Shareholder Circular of the Company dated February 8, 2024, describing the Sale and other related proposals, as well as giving notice of the Meetings.

Furnished as Exbibit 99.2 to this Report on Form 6-K is the form of Deed of Amendment of Articles of the Company to be proposed for amendment at the Meetings.

EXHIBIT INDEX

Exhibit	Description
99.1	Shareholder Circular, dated February 8, 2024, describing the Sale and related matters and giving notice of the Meetings.
99.2	Form of Deed of Amendment of Articles of Yandex N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 8, 2024	By:	/s/ Alexander balakhnin
Alexander Balakhnin
Chief Financial Officer